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                           Centerprise Advisors, Inc.
                           225 West Washington Street
                                   Suite 1600
                            Chicago, Illinois 60606



                                November 9, 1999


VIA EDGAR AND FACSIMILE
-----------------------

Mr. Steven C. Duvall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Centerprise Advisors, Inc.
          Registration Statement on Form S-1
          (Registration No. 333-75863)

Dear Mr. Duvall:

     Centerprise Advisors, Inc. (the "Company") hereby withdraws from registration its Registration Statement on Form S-1 (Registration No. 333-75863) and Registration Statement on Form 8-A previously filed with the Securities and Exchange Commission (the "Commission"). These Registration Statements are being withdrawn due to market conditions. Please withdraw these Registration Statements immediately. No securities were offered and sold pursuant to these Registration Statements.

                         Very truly yours,

                         Centerprise Advisors, Inc.


                         By:  /s/Robert C. Basten
                              -------------------
                              Robert C. Basten
                              President and Chief Executive Officer

cc:  Marguerite M. Elias
     Michael A. Campbell